FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2004

Lorus Therapeutics Inc.

(Translation of registrant’s name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lorus Therapeutics Inc.

Date: October 14, 2004

By:_ “Shane Ellis”_

Shane Ellis

Vice President, Legal Affairs

Corporate Secretary

Index for the 6-K filing

99.01

Press release: Lorus Therapeutics presents scientific results for two anti-cancer drugs

99.02

Press release: Lorus Therapeutics reports third quarter results for fiscal year 2004

99.03

Press release: Lorus Therapeutics presents its antisense anticancer drugs portfolio at TIDES 2004 international conference

99.04

Press release: Lorus Therapeutics announces initiation of colon cancer trial with GTI-2040 in cooperation with the U.S. National Cancer Institute

99.05

Press release: Lorus announces discovery of novel low molecular weight compounds with anticancer and antibacterial activity

99.06

Press release: Lorus to present at the Rodman & Renshaw Techvest Global Healthcare Conference

99.07

Press release: Lorus Therapeutics allowed European patent to protect unique tumor suppressor

99.08

Press release: Lorus Therapeutics participates at the 2004 annual meeting of the American Society of Clinical Oncology

99.09

Press release: Lorus Therapeutics Inc. presents progress in its product development programs at BIO 2004

99.10

Press release: Lorus Therapeutics achieves full patient enrollment in Virulizin(R) Phase III registration clinical trial

99.11

Press release: Lorus CEO Dr. Jim Wright to ring opening bell on the American Stock Exchange on Friday June 18, 2004

99.12

Press release: Webcast Alert: Lorus Therapeutics (Amex:LRP) Presentation at American Stock Exchange Annual Online Healthcare & Biotech Investor Conference

99.13

Press release: Lorus Therapeutics to be a sponsor of the 6th Annual Lustgarten Foundation Scientific Conference

99.14

Press release: Lorus expands prostate cancer trial of GTI-2501 with docetaxel to two additional sites in Canada

99.15

Press release: Lorus Therapeutics reports year end results for fiscal year 2004

99.16

Press release: Lorus Therapeutics Inc. presents Virulizin(R) at International Immunology Conference

99.17

Press release: Lorus Therapeutics Inc. to present results of novel anticancer small molecule studies

99.18

Press release: Positive clinical results observed in Lorus Therapeutics' clinical trial of GTI-2040

99.19

Press release: Lorus announces appointment of chief financial officer

99.20

Press release: Lorus publishes results of studies examining the mechanism by which Virulizin(R) acts as an antitumor agent

99.21

Press release: Lorus Therapeutics presents at Asia's largest biotechnology conference

99.22

Press release: Lorus Therapeutics to present at the UBS Global Life Sciences Conference

99.23

Press release: Lorus encouraged by Phase II interim clinical data providing evidence of disease stabilizations, tumor reductions, and a favourable safety profile with GTI-2040 in combination therapy in advanced renal cell carcinoma

99.24

Press release: Lorus Therapeutics to present at leading biotechnology conferences in Canada and Europe

99.25

Press release: Lorus announces $15 million convertible debenture financing

99.26

Press release: Lorus Therapeutics reports first quarter results for fiscal year 2005